UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103(CUSIP Number)

Jason Grady

c/o DSS, Inc.

6 Framark Drive

Victor, New York 14564

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
DSS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
141,879,003(1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
141,879,003(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
141,879,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Does not include 10,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.20; 150,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.22; and 50,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.063. The Warrants immediately vested and may be exercised at any time commencing on the date of issuance and ending five (5) years from such date. See Item 6.
(2)	Based on 243,930,769 shares of Class A Common Stock as well as designated Preferred Series A, Preferred Series B, and Preferred Series C shares. Does not include unissued authorized preferred shares not designated as of the date of this report.

Schedule 13D

This Amendment No. 7 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D) filed by DSS, Inc., a New York corporation (the “Reporting Person”), on April 3, 2020, as amended by Amendment No .1 to the Schedule 13D filed on April 7, 2020, as amended by Amendment No. 2 to the Schedule 13D filed on April 21, 2020, as amended by Amendment No. 3 to the Schedule 13D filed on June 23, 2020, as amended by Amendment No. 4 to the Schedule 13D filed on July 31, 2020, and as amended by Amendment No. 5 to the Schedule 13D filed on October 22, 2021 relating to the beneficial ownership of shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Sharing Services Global Corporation, a Nevada Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Explanatory Note: This Amendment No. 7 is being filed solely to revise the disclosure contained in Item 6 herein to correctly state that “On December 23, 2021, the Reporting Person executed a securities purchase agreement with the Issuer to acquire 50,000,000 shares of Common Stock at a price of $0.060 per share.” Amendment No. 6 incorrectly stated that the shares were acquired at a price of $0.60 per share.

Item 3. Source and Amount of Funds or Other Considerations

The source of funds used in making the purchases was the Reporting Person’s working cap

Item 5. Interest in Securities of the Issuer

Item5 is hereby amended as follows:

(a)	Through its wholly-owned subsidiary Decentralized Sharing Systems, Inc. the Reporting Person beneficially owns 141,879,003 shares of Class A Common Stock, which constitutes 59.6% of the shares of Class A Common Stock assuming the exercise of all warrants and options and excluding unissued preferred shares.

(b)	The Reporting person has the sole power to vote and to dispose of the shares of Class A Common Stock.

(c)	The Reporting Person has effected since the date of event requiring this amendment, the following transactions involving the Issuer’s Class A Common Stock, the Reporting Person has timely filed a Form 4 for each transaction below with the SEC:

Date of Transaction	Type of Transaction	Number of Shares		Price per Share		How Effected
12/__/2021	Acquisition	100,000,000	(1)	$	[0.20]	Subscription Agreement
12/16/2021	Purchase	25,000			$0.072	Open Market
12/15/2021	Purchase	11,693			$0.067	Open Market
12/10/2021	Purchase	29,000			$0.074	Open Market
12/09/2021	Purchase	25,000			$0.07	Open Market
12/08/2021	Purchase	10,000			$0.071	Open Market
12/07/2021	Purchase	25,466			$0.0688	Open Market
12/07/2021	Purchase	20,000			$0.0685	Open Market
12/07/2021	Purchase	5,466			$0.07	Open Market
12/06/2021	Purchase	29,000			$0.069	Open Market
12/02/2021	Purchase	7,500			$0.08	Open Market
12/01/2021	Purchase	7,500			$0.09	Open Market
11/30/2021	Purchase	7,500			$0.09	Open Market
11/29/2021	Purchase	5,000			$0.095	Open Market
11/29/2021	Purchase	2,500			$0.1	Open Market
10/28/2021	Purchase	5,000			$0.1	Open Market

(1)	See Item 6.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

On December 23, 2021, the Reporting Person executed a securities purchase agreement with the Issuer to acquire 50,000,000 shares of Common Stock at a price of $0.060 per share, and 50,000,000 warrants to purchase Common Stock at an exercise price of $0.063. The Warrants immediately vested and may be exercised at any time commencing on the date of issuance and ending five (5) years from such date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2022		/s/ Jason Grady
	Name:	Jason Grady
Chief Operating Officer